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                           October 31, 2023

       Rich Berliner
       Chief Executive Officer
       Digital Locations, Inc.
       1117 State Street
       Santa Barbara, CA 93101

                                                        Re: Digital Locations,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 4,
2023
                                                            File No. 333-274849

       Dear Rich Berliner:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed October 4, 2023

       Cover Page

   1. We note your disclosure that your common stock is traded on OTC Markets. Please revise to clarify that
your shares are quoted on the OTC Pink Market. We note your
                                                        related disclosure on
page 13.
       Special Information Regarding Forward-Looking Statements, page 6

   2. Please revise to update your disclosure regarding forward-looking statements. In that regard, we note your
disclosure on page 20 regarding penny stock considerations. Since your common stock is
considered a penny stock, reliance upon the safe harbor provided by the Private
Securities Litigation Reform Act of 1995 is not available.
 Rich Berliner
FirstName  LastNameRich  Berliner
Digital Locations, Inc.
Comapany
October  31,NameDigital
             2023       Locations, Inc.
October
Page 2 31, 2023 Page 2
FirstName LastName
We are in the early stages of development and have limited operating history on which you can base an investment decision, page 6

3. We note that your risk factor disclosure suggests that you intend to develop and acquire a large portfolio of cell tower sites. However, this does not appear to be consistent with your disclosure on page 4 that the Company has no further plans to acquire additional small sites or cell towers. Please revise to clarify how the risk described in this risk factor
         affects the registrant with respect to the registrant   s current and
planned operations.
4. We note your disclosure in this risk factor that you have negative working capital and that your auditor issued an opinion in connection with your December 31, 2022 financial statements that expressed substantial doubt about your ability to continue as a going concern unless you obtain additional financing. Please also discuss any material risks relating to your convertible notes that are in default. We note your related disclosure on page F-33.
There may be deficiencies with our internal controls that require improvements, page 11

5. We note your disclosure that you have not yet evaluated whether your internal control procedures are effective. However, this does not appear to be consistent with your disclosure in your annual report on Form 10-K for the fiscal year ended December 31,
         2022 that management concluded that your internal control over financial reporting was not effective. We also note your disclosure in your quarterly report on Form 10-Q for the
         quarter ended June 30, 2023 regarding management   s evaluation of
disclosure controls
         and procedures. Please revise. In addition, please provide your basis for your disclosure that you are an emerging growth company.
We may, in the future, issue additional common shares, which would reduce investors' percent of ownership and may dilute our share value, page 11

6. Please revise to quantify the potential dilutive impact of outstanding convertible securities, including shares of Series B and Series E preferred stock, options to acquire common stock, and convertible notes.
The Offering
Plan of Distribution, page 16

7. We note your disclosure that Regulation M "may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person." Please revise this section to specifically disclose that Regulation M may prohibit GHS
         Investments LLC ("GHS") and any other participants in the distribution
of the company   s
         securities from purchasing shares in the open market while the equity line is in effect.
 Rich Berliner
FirstName  LastNameRich  Berliner
Digital Locations, Inc.
Comapany
October  31,NameDigital
             2023       Locations, Inc.
October
Page 3 31, 2023 Page 3
FirstName LastName
Item 11. Information with Respect to the Registrant
Description of Business, page 20

8.       We note your disclosure regarding an agreement with Smartify Media to
add Smartify   s
         locations to the Company   s small cell database. Please expand your
disclosure to include
         the material terms of such agreement. Please also file the agreement with Smartify as an exhibit or advise us why this is not a material contract. Refer to Item 601(b)(10) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 42

9. We note your tabular disclosure indicating that, as of September 30, 2023, 37.08% of your common stock issued and outstanding was held by All Executive Officers and Directors as a Group (3 persons). However, this does not appear to be correct in view of the individual percentages as disclosed for Messrs. Berliner, Beifuss, and Elton. Please revise or advise.
Item 15. Recent Sales of Unregistered Securities, page 46

10. Please expand the information in this section to include all information required by
         Item 701 of Regulation S-K, including the nature and aggregate amount of consideration received for each issuance of securities.
Signatures, page 53

11. We note that Richard Berliner has signed the registration statement on behalf of the registrant. Please revise the Signatures section to also include Mr.
Berliner   s signature in
         his capacity as the registrant   s chief executive officer and a
director. Refer to the
         Instructions to Signatures in Form S-1.
General

12. Please revise to disclose any material market activities of GHS, including any short selling
         of the company   s securities or other hedging activities, that GHS
may or has engaged
         in, including prior to entering into the Equity Financing Agreement and prior to the receipt of any shares pursuant to the terms of the agreement.
 Rich Berliner
FirstName  LastNameRich  Berliner
Digital Locations, Inc.
Comapany
October  31,NameDigital
             2023       Locations, Inc.
October
Page 4 31, 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson,
Special Counsel, at 202-551-3584 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Callie Tempest Jones